

August 27, 2010

<u>Via U.S. Mail</u>

Mr. Dennis M. McGrath
Chief Executive Officer
PhotoMedex, Inc.
147 Keystone Drive
Montgomeryville, PA   18936

> **RE: PhotoMedex, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 18, 2010**
> **File No. 0-11635**

Dear Mr. McGrath:

        We have completed our review of your filings and have no further comments at this time.

                          Sincerely,

                          Kevin Vaughn
                          Accounting Branch Chief